MATERIAL CHANGE REPORT

1.

Name and Address of Reporting Issuer:

Paramount Energy Trust (the “Trust” or “PET”)

Suite 500, 630 – 4th Avenue S.W.

Calgary, Alberta  T2P 0J9

2.

Date of Material Change:

May 29, 2007

3.

News Release:

On May 29, 2007 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.

Summary of Material Change:

On May 29, 2007, PET announced the entering into of various agreements that will result in the acquisition of predominantly natural gas producing properties in east central Alberta (the “Acquisition) for total consideration of $392 million.

5.

Full Description of Material Change:

On May 29, 2007, PET announced the entering into of various agreements that will result in the Acquisition for total consideration of $392 million.  The Acquisition is expected to close on or about June 26, 2007 with an effective date of June 1, 2007.  PET also announced bought deal financing in conjunction with the Acquisition.  The properties being acquired are located in a year round access area within the Trust’s Southern Core Area and are an operational, geographical and strategic fit with PET’s existing shallow gas operations.  The Acquisition is consistent with PET’s ongoing strategy of expanding its shallow gas operations to year round access areas in east central Alberta.

As a result of the Acquisition, the Trust’s current daily production of 160 MMcfe/d (26,666 BOE/d) will increase by 29 percent to 207 MMcfe/d (34,500 BOE/d) and PET’s proved plus probable reserves will increase by 100 percent to 527.8 Bcfe (88 MMBOE), based on the NI 51-101 compliant reserve report prepared on behalf of the vendor for the acquired assets combined with the Trust’s existing year end reserve report, both with an evaluation date of December 31, 2006 and not adjusted for production or new reserve additions since the evaluation date.

The Acquisition is five percent accretive to production per Trust Unit for the second half of 2007 and 63 percent accretive to reserves per Trust Unit as at December 31, 2006.  Further, the Trust’s reserves to production ratio, utilizing current production and year end 2006 proved and probable reserves, will increase by 58 percent to a reserve life index of 7 years. In addition, in combination with the financing arrangements, the Acquisition will result in an increase of approximately three percent to PET’s estimated cash flow per Trust Unit on a pro forma basis for the second half of 2007.  The gas production is largely uncontracted and therefore available for PET to market or hedge as opportunities in the forward market arise.

Acquisition Highlights:

•

Current average daily production of approximately 47 MMcfe/d, (7,800 boe/d), comprised of 40 MMcf/d of working interest natural gas production, 550 Bbls/d of working interest oil and natural gas liquids production and an additional 600 boe/d of royalty volumes;

•

Proved and probable reserves of 269.1 Bcfe (44.8 MMboe; 96% natural gas) as evaluated by the vendor’s third party independent engineering consultants, Ryder Scott Company Petroleum Consultants (“Ryder Scott”) and set forth in their report (“Ryder Scott Report”), as at December 31, 2006;

•

Transaction metrics of:

o

$43,725 per flowing boe of production at June 1, 2007;

o

4.7 times annualized first quarter 2007 funds flow of $18.2 million; and

o

$7.62 per proved plus probable boe ($13.85 per proved boe) based on the Ryder Scott Report, excluding $50 million for seismic and land with no reserves assigned;

•

At current production and based on the December 31, 2006 estimate of proved plus probable reserves set forth in the Ryder Scott Report, the assets acquired in the Acquisition have a reserve life index of 15.7 years;

•

Estimated 2007 operating costs of $1.63 per Mcf and royalties of less than 20% are consistent with PET’s existing cost structure, resulting in minimal dilution to the Trust’s high field operating netbacks from its existing properties;

•

Monthly funds flow from operations of approximately $6 million per month at current natural gas prices of $7.00 per Mcf;

•

Average working interest of 71% in approximately 1,100 wells (not including 1,450 royalty interest wells), strategic infrastructure ownership and operatorship in 13 gas plants/major compressor stations, 31 booster compressor stations and working interest in 15 non-operated facilities;

•

Approximately 130 wellbores with behind pipe reserves assigned presenting recompletion opportunities for low cost production additions;

•

Over 1,400 prospective drilling locations focused on the Viking shallow gas resource play;

•

Over 30 drill-ready prospects and more than 100 additional drilling prospects which require additional delineation, targeting conventional multi-zone shallow gas plays, all of which have no reserves assigned in the Ryder Scott Report;

•

Approximately 232,000 net acres of undeveloped land with an average 82% working interest of which 140,000 net acres are fee title freehold acreage with no Crown royalty.  In addition, the Acquisition includes 78,000 net acres of undeveloped fee title freehold acreage which has been leased to third parties; and

•

Approximately 33 square miles of 3-D seismic data and 8,750 miles of 2-D seismic data for continued future prospect definition and delineation.

Financing:

The acquisition price of $392 million, prior to adjustments, will be funded through a combination of bank debt, an issue of Subscription Receipts and an issue of convertible debentures collectively, (the “Offering”).  In conjunction with the Acquisition, PET has entered into an agreement to sell on a bought deal basis, 20,450,000 subscription receipts (“Subscription Receipts”) at a price of $12.25 each for gross proceeds of $250,512,500, and $75 million aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures (“Debentures”) to a syndicate of underwriters to be led by BMO Capital Markets.  PET has also granted the underwriters an option to purchase up to an additional $37,576,875 of Subscription Receipts on the same terms as above.  Closing is expected to occur on or about June 20, 2007.

Each Subscription Receipt represents the right to receive one Trust Unit on the closing of the Acquisition, without the payment of any additional consideration.  The proceeds from the Offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before August 31, 2007, the net proceeds will be released to PET and used to pay part of the purchase price of the Acquisition.  If the Offering closes before the Acquisition closes, holders of Subscription Receipts will be entitled to receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the Offering and the closing of the Acquisition.  If the Acquisition fails to close by August 31, 2007 the Acquisition is terminated at an earlier time, or if the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition, the escrow agent will return the issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 6.50%, a final maturity date, if extended, of June 30, 2012, and will be convertible into the trust units of PET at a price of $14.20 per Trust Unit.  The initial maturity date of the Debentures will be August 31, 2007, with an automatic extension to June 30, 2012 upon the closing of the Acquisition.  If the Acquisition does not close on or before August 31, 2007, or if the Acquisition is terminated at an earlier time, or if the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition, the Debentures will mature on the initial maturity date.  The Debentures will pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2007.

Forward-Looking Information and Reader Advisory:

This Material Change Report contains forward-looking information.  Implicit in this information, are  statements and assumptions regarding, without limitations,  natural gas prices, production, royalties, capital expenditures, expenses, completions and timing of the Acquisition and Offering, the use of proceeds of the Offering and 2007 guidance which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The forward-looking statements contained in this Material Change Report are made as of the date hereof and neither PET nor Paramount Energy Operating Corp., the Administrator of PET, undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless expressly required to do so by applicable securities laws.

This Material Change Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities offered have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

Completion of the Acquisition and the Offering are subject to certain conditions and customary regulatory approvals and there is a risk that, if such conditions and approvals are not satisfied or obtained, the Acquisition and the Offering will not be completed within the anticipated time frame or at all.

Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of six Mcf to one Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

This Material Change Report contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Executive Officer:

The name and business numbers of the executive officer of Paramount Energy Operating Corp, attorney-in-fact of the Trust and agent of Computershare Trust Company of Canada, who is knowledgeable of the material change and this report is:

Susan L. Riddell Rose: President and Chief Executive Officer

Telephone: (403) 269-4400

Facsimile:  (403) 269-6336

9.

Date of Report:

June 12, 2007